Points International Reports Strong Growth in Transaction Volume in
December Driving Momentum into 2008

TORONTO, January 14, 2008, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, today released its business metrics for the month of December and fourth quarter of 2007. For December, the Company reported a 37% year-over-year increase in overall points/miles transacted. The record 1.1 billion points/miles transacted in December brings the cumulative points/miles transacted up 47% year-over-year to 34 billion. In the fourth quarter of 2007, overall points/miles transacted increased 47% year-over-year to 3.1 billion points/miles, more than 20% higher than any previous quarter.

"2007 was an exceptional year and we experienced strong momentum in activity across our platform, as we focused on expanding our partner relationships and improving the performance of our installed products," said Rob MacLean, Chief Executive Officer of Points International. "During 2007 we began to unlock the value of our platform. Our record traffic this quarter provides a strong finish to 2007 and reconfirms our confidence in our previously stated expectations for 2008 while we continue to assist in driving growth and engagement in many of the world’s largest and most successful loyalty programs."

As previously announced, Points will provide business metrics on a quarterly rather than on a monthly basis moving forward.

Highlights of December and Fourth Quarter Metrics:

  Points/miles transacted by Private Branded Channels increased 40% year-over-year in December to a record 907 million.

  For the fourth quarter, points/miles transacted by Private Branded Channels grew by 50% year-over-year to a record 2.6 billion, bringing cumulative points/miles transacted to 30.0 billion.

  In December, Points/miles transacted by Points.com Channels grew approximately 25% year-over-year to 181.9 million.

  For the fourth quarter, Points/miles transacted by Points.com Channels grew approximately 58% sequentially and increased 32% year-over-year to a record 532.1 million.

  Cumulative points/miles transacted reached approximately 4.1 billion on the Points.com Channels, a 58% increase year-over-year.

  The Company registered 22,500 users during December, adding 79,000 registered users in the fourth quarter and bringing cumulative registered users on Points.com to just over 1.8 million.

Points International Ltd.
Business Metrics

			Dec-07 vs.		Dec-07 vs.
	Dec-07	Nov-07	Nov-07	Dec-06	Dec-06

TOTAL ALL CHANNELS

Points/Miles Transacted	1,088,772,205	1,020,314,514	7%	795,458,762	37%
# of Points/Miles Transactions	119,732	101,750	18%	105,177	14%
Cumulative Points/Miles Transacted	34,100,621,373	33,011,849,168	3%	23,171,209,430	47%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	906,894,650	815,706,941	11%	649,494,713	40%
# of Points/Miles Transactions	111,026	90,969	22%	94,909	17%
Cumulative Points/Miles Transacted	30,026,427,100	29,119,532,450	3%	20,598,370,429	46%

POINTS.COM CHANNELS

Points/Miles Transacted	181,877,555	204,607,573	-11%	145,964,049	25%
# of Points/Miles Transactions	8,706	10,781	-19%	10,268	-15%
Cumulative Points/Miles Transacted	4,074,194,273	3,892,316,718	5%	2,572,839,001	58%
Cumulative Registered Users	1,840,591	1,818,352	1%	1,531,449	20%

			Q4/07 vs.		Q4/07 vs.
	Q4/07	Q3/07	Q3/07	Q4/06	Q4/06

TOTAL ALL CHANNELS

Points/Miles Transacted	3,108,768,739	2,557,294,607	22%	2,119,084,361	47%
# of Points/Miles Transactions	329,567	275,687	20%	251,926	31%
Cumulative Points/Miles Transacted	34,100,621,373	30,991,852,634	10%	23,171,209,430	47%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	2,576,661,344	2,219,840,590	16%	1,715,495,110	50%
# of Points/Miles Transactions	302,386	255,647	18%	223,148	36%
Cumulative Points/Miles Transacted	30,026,427,100	27,449,765,756	9%	20,598,370,429	46%

POINTS.COM CHANNELS

Points/Miles Transacted	532,107,395	337,454,017	58%	403,589,251	32%
# of Points/Miles Transactions	27,181	20,040	36%	28,778	-6%
Cumulative Points/Miles Transacted	4,074,194,273	3,542,086,878	15%	2,572,839,001	58%
Cumulative Registered Users	1,840,591	1,762,429	4%	1,531,449	20%

Points International’s business metrics can be found on the Investor Relations section of the Company’s website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com